                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended September 30, 1994

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation (GNN) Investment Plan for Union Employees.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES

                       FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1994 AND 1993
                                 TOGETHER WITH
                                AUDITORS' REPORT

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                       FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1994 AND 1993


                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

           Statements of Net Assets Available for Benefits--September 30, 1994 and 1993

           Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 1994


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

           Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--September 30, 1994

           Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended September 30, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Georgia-Pacific Corporation:


We have audited the accompanying statements of net assets available for benefits of the GEORGIA-PACIFIC CORPORATION (GNN) INVESTMENT PLAN FOR UNION EMPLOYEES as of September 30, 1994 and 1993 and the related statement of changes in net assets available for benefits for the year ended September 30, 1994. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation (GNN) Investment Plan for Union Employees as of September 30, 1994 and 1993 and the changes in its net assets available for benefits for the year ended September 30, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ Arthur Andersen LLP

Atlanta, Georgia
December 16, 1994

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1994



                                            Common              Fixed          Georgia-Pacific
                                          Stock Fund       Investment Fund       Stock Fund           Total
                                          ----------       ---------------     ---------------        -----
 Assets:

 Investments                                $829,241           $3,763,766         $2,290,496       $6,883,503

 Contributions receivable                     23,029               67,350             38,687          129,066
                                            --------           ----------         ----------        ---------


 NET ASSETS AVAILABLE FOR BENEFITS          $852,270           $3,831,116         $2,329,183       $7,012,569
                                             =======            =========          =========        =========





         The accompanying notes are an integral part of this statement.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                               SEPTEMBER 30, 1993



                                            Common              Fixed          Georgia-Pacific
                                          Stock Fund       Investment Fund       Stock Fund           Total
                                          ----------       ---------------     ---------------        -----
 Assets:

 Investments                              $5,303,485          $13,948,109         $4,460,417      $23,712,011

 Contributions receivable                    150,845              274,810            136,578          562,233

 Dividends and interest
  receivable                                   -                   -                     120              120
                                           ---------           ----------          ---------       ----------
 NET ASSETS AVAILABLE FOR BENEFITS        $5,454,330          $14,222,919         $4,597,115      $24,274,364
                                           =========           ==========          =========       ==========





         The accompanying notes are an integral part of this statement.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)
                     FOR THE YEAR ENDED SEPTEMBER 30, 1994

                                                                        Georgia-
                                      Common            Fixed           Pacific
                                       Stock         Investment          Stock
                                       Fund             Fund             Fund        Total
                                     --------        ----------        ---------     -----
 Contributions:

   Participants'                    $1,670,144     $ 2,917,412       $  647,293    $ 5,234,849

   Company matching                    131,211         173,074          984,156      1,288,441
                                    ----------       ---------        ---------     ----------

     Total contributions             1,801,355       3,090,486        1,631,449      6,523,290

 Net investment income:

   Interest and dividends              147,845         725,839           99,133        972,817

   Net gain from
    Master Trust                         -              -             1,023,942      1,023,942

   Net depreciation in
   market value of
   investments                         (62,746)       (760,650)        (279,092)    (1,102,488)
                                    ----------       ---------        ---------     ----------

     Net investment
      income (loss)                     85,099         (34,811)         843,983        894,271

 Interfund transfers                   168,490        (357,936)         189,446              0

 Amounts distributed
   to participants                    (126,132)       (327,037)        (111,378)      (564,547)

 Transfer to affiliated plan        (6,530,872)    (12,762,505)      (4,821,432)   (24,114,809)
                                    ----------       ---------        ---------     ----------

   Change in net assets
   available for benefits           (4,602,060)    (10,391,803)      (2,267,932)   (17,261,795)

 Net assets available for
 benefits, beginning
    of year                          5,454,330      14,222,919        4,597,115     24,274,364
                                    ----------       ---------        ---------     ----------
 Net assets available for
 benefits, end of year              $  852,270     $ 3,831,116       $2,329,183    $ 7,012,569
                                    ==========       =========        =========     ==========


 Number of units
 outstanding in investment
 fund at end of year                    19,011.00      378,344.00       199,013.00
                                        =========      ==========      ===========

 Unit value at end of year                 $43.62           $9.94           $11.51
                                            =====            ====            =====


         The accompanying notes are an integral part of this statement.

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                          SEPTEMBER 30, 1994 AND 1993

NOTE 1.  DESCRIPTION OF THE PLAN AND BENEFITS

The Georgia-Pacific Corporation (GNN) Investment Plan for Union Employees (the "Plan") was adopted July 4, 1988. The Plan is a voluntary contributory profit-sharing plan for eligible union hourly employees ("Participants") of Great Northern Nekoosa Corporation (the "Company"). The Plan was amended and restated as of January 1, 1989.

ELIGIBILITY

Each employee shall be eligible to participate in the Plan on the first day of the month following the later of the date he becomes a member of a union bound by a collective bargaining agreement which provides for participation in the Plan or the effective date specific to individual unions. There are several manufacturing locations participating in the Plan.

CONTRIBUTIONS

Under the provisions of the Plan, Participants may contribute up to a total of 12% of their compensation, as defined, on a before-tax basis, but not to exceed the maximum specified by federal tax law. With the exception of two locations, depending upon the provisions negotiated for the participation of a given location, the Company will match 25% or 50% of Participants' before-tax contributions, up to the first 4% of compensation, as defined in the Plan. The Plan allows rollover contributions from other qualified retirement plans.

The Plan permits Participants to allocate their contributions and Company contributions among the investment options in 25% increments and to change their investment elections for future contributions effective January 1 and July 1 (See Note 3 for a description of the various investment options). The Plan requires that Company contributions for two locations be invested in the Georgia-Pacific Stock Fund. The market value of the Company contributions required to be invested in the Georgia-Pacific Stock Fund was $1,636,896 as of September 30, 1994.

VESTING

Participants vest immediately in their own contributions and earnings thereon. Full vesting in Company contributions and earnings thereon occurs when Participants reach five years of service from the later of date of hire or July 4, 1988 or in the event of attainment of age 65, death while employed, and under additional circumstances as provided under the Plan.

WITHDRAWALS

Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to income taxes in the year received. The withdrawals are paid in cash. Withdrawals result in a suspension of the right to make employee contributions to the Plan for twelve months.

TERMINATIONS

In the event of a Participant's death, retirement, or, for one location, disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. If termination occurs for other reasons, only vested amounts are distributed to the Participant and nonvested amounts are forfeited. Such forfeitures are used to reduce the Company's future contributions to the Plan. If a former Participant returns to the employ of the Company and reenters the Plan within five years of the date of termination, any amounts previously forfeited are reinstated to the Participant's account.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The investments are held by Vanguard Fiduciary Trust Company (the "Trustee"). All investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net depreciation in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net depreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

NOTE 3.  INVESTMENTS

Assets held under the Plan are invested by the Trustee, as directed by the Participants, in one or more of three investment funds: the Common Stock Fund, the Fixed Investment Fund, and the Georgia-Pacific Stock Fund. The following is a description of the investment options:

           Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index.

           Fixed Investment Fund - invested in the Vanguard Short-Term U.S. Treasury Portfolio, a fixed income mutual fund. This Vanguard portfolio is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years.

           Georgia-Pacific Stock Fund - invested principally in Georgia-Pacific Corporation common stock.

Effective June 27, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Fund of several defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated each day to the individual participating plans based upon the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Master Trust." A summary of the Master Trust's major classifications of investments as of September 30, 1994 is shown below:

 Investment (at market):

   Georgia-Pacific Corporation
    common stock                                              $148,426,142
                                                               -----------
 Receivables:

   Interest                                                          2,806

   Other receivables                                             1,773,741

   Due from brokers                                              4,326,768
                                                               -----------

        Total receivables                                        6,103,315
                                                               -----------
 Less:

   Payables                                                      2,180,962

   Due to brokers                                                3,576,341
                                                               -----------
        Total payables                                           5,757,303
                                                               -----------

        Net assets                                            $148,772,154
                                                               ===========

A summary of income and net appreciation of the Master Trust which comprises the net investment gain for all participating plans, for the four months ended September 30, 1994 is shown below:

 Interest income                                             $    12,107
 Dividend income                                                 878,830
 Net appreciation in
  market value of investments                                 28,978,555
                                                              ----------


 Net investment gain from
 Master Trust                                                $28,869,492
                                                              ==========


Allocations of net investment gain for the four months ended September 30, 1994 and the net assets to participating plans as of September 30, 1994 are shown below for the Master Trust:

 Georgia-Pacific Corporation
 (GNN) Investment Plan for
 Union Employees                                                                     $ 1,023,942

 All other plans                                                                      27,845,550
                                                                                      ----------

        Net investment gain                                                          $28,869,492
                                                                                      ==========

 Georgia-Pacific Corporation
 (GNN) Investment Plan for
 Union Employees                                              $  2,290,496                1.54%


 All other plans                                               146,481,658               98.46%
                                                               -----------              ------

        Net assets                                            $148,772,154              100.00%
                                                               ===========              ======


NOTE 4.  PLAN TERMINATION PROVISIONS

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

NOTE 5.  TAX STATUS

The Plan has received a favorable determination letter dated December 3, 1990 from the Internal Revenue Service ("IRS") affirming the tax-exempt status of the Plan. A new determination letter will be requested from the IRS to affirm the tax-exempt status of the Plan, as amended. In the opinion of management, the Plan is designed and being operated in accordance with applicable provisions of the Internal Revenue Code of 1986 as amended, and thus, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 6. TRANSFER OF PLAN ASSETS

Prior to September 30, 1994, certain groups participating in the Plan transferred into the Georgia-Pacific Corporation Hourly 401(k) Savings Plan ("New Plan"). Each participant under the Plan received an account balance immediately after the transfer at least equal to what he or she would have been entitled to receive immediately before the transfer. The New Plan assumed all liability for benefits accrued by Participants under the Plan through the date of the transfer, and such benefits shall be calculated and paid pursuant to the New Plan. During the year ended September 30, 1994, assets totalling $24,114,809 were transferred from the Plan into the New Plan.

During October 1994, the remaining groups participating in the Plan and their respective assets were transferred into the New Plan.

                                                                      SCHEDULE I

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
          ITEM 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               SEPTEMBER 30, 1994



                                                                                         Market
                                                   Shares             Cost               Value
                                                 ----------           ----               ------
 COMMON STOCK FUND
 Vanguard Index Trust 500 Portfolio *               19,011         $  784,629           $  829,241
                                                                    ---------            ---------

 FIXED INVESTMENT FUND
 Vanguard Short-Term U.S.                          378,344          3,856,295            3,760,737
   Treasury Portfolio *
 Vanguard Money Market Reserve U.S.
   Treasury Portfolio *                              3,029              3,029                3,029
                                                                    ---------            ---------
 TOTAL FIXED INVESTMENT FUND                                        3,859,324            3,763,766
                                                                    ---------            ---------

 GEORGIA-PACIFIC STOCK FUND
 Georgia-Pacific Master Trust *                    199,013          1,732,184            2,290,496
                                                                    ---------            ---------

 TOTAL INVESTMENTS                                                 $6,376,137           $6,883,503
                                                                    =========            =========





*Represents a party-in-interest to the plan.





         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                       GEORGIA-PACIFIC CORPORATION (GNN)
                      INVESTMENT PLAN FOR UNION EMPLOYEES
                ITEM 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS*
                     FOR THE YEAR ENDED SEPTEMBER 30, 1994


                                       Number of         Selling                                  Gain
                                     Transactions         Price               Cost               (Loss)
                                     ------------        -------              ----               ------
 PURCHASED:
  Georgia-Pacific Corporation
   common stock                          27           $     -             $ 1,677,392         $      -
  Georgia-Pacific Master Trust            5                 -               6,142,124                -
  Vanguard Short-Term U.S.
   Treasury Portfolio                    79                 -               4,044,323                -
  Vanguard Index Trust 500
   Portfolio                             44                 -               2,370,477                -
  Vanguard Money Market
   Reserve U.S. Treasury
   Portfolio                             50                 -               1,746,072                -

 SOLD:
  Georgia-Pacific Master Trust           11             4,845,846           4,409,940              435,906
  Georgia-Pacific Corporation
   common stock                          10             5,837,551           5,507,759              329,792
  Vanguard Short-Term U.S.
   Treasury Portfolio                    79            13,468,950          13,731,351             (262,401)
  Vanguard Index Trust 500
   Portfolio                             44             6,781,975           6,511,896              270,079
  Vanguard Money Market
   Reserve U.S. Treasury
   Portfolio                             52             1,767,255           1,767,255                    0





*Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the year.




         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

        THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT
PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.




                                      GEORGIA-PACIFIC CORPORATION
                                      (GNN) INVESTMENT PLAN FOR UNION EMPLOYEES

                                      BY:  GEORGIA-PACIFIC CORPORATION,
                                             AS PLAN ADMINISTRATOR



DATE:  JANUARY 9, 1995          BY: /S/  JOHN F. MCGOVERN
                                    -------------------------------------
                                SENIOR VICE PRESIDENT - FINANCE AND CHIEF
                                 FINANCIAL OFFICER OF GEORGIA-PACIFIC
                                 CORPORATION

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                      DESCRIPTION
 -------                                                     -----------
 23                                                          Consent of Arthur Andersen LLP*
























________________________________________
* - Filed by EDGAR